SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly-traded Company

MATERIAL FACT

Merger of UPB Participações S.A.

Rio de Janeiro, March 3rd, 2008– PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian energy company with international operations, in compliance with the provisions set forth by CVM Instructions nos. 319/99 and 358/02, hereby makes public that, in a meeting held on the present date, its Board of Directors approved the proposal of merger of its wholly-owned subsidiary UPB Participações S.A. (“UPB”), a closely-held corporation, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Fabor, 325 – parte, Vila Actura, Duque de Caxias, registered at the CNPJ/MF under no. 07.397.923/0001 -78, and which shall submit to the resolution of its shareholders, in an Extraordinary General Meeting to be timely convened, said merger, according to the terms and conditions set forth hereunder.

1. Purpose and Benefits of the Merger

The merger of UPB into PETROBRAS (the “Merger”) is related to the acquisition of the petrochemical assets of Grupo Ipiranga, pursuant to the terms of the Material Fact disclosed on March 19, 2007, since UPB was the company through which Ultrapar, in compliance with the Investment Agreement entered into on March 18, 2007, transferred to PETROBRAS 40% of the capital stock of Ipiranga Química S.A. (“IQ”).

The merger will represent the alignment of the interests of the shareholders of the companies involved, providing a simplification of the corporate structure created for the transfer of the portion of the petrochemical assets acquired from Grupo Ipiranga, in addition to promoting the creation of value for PETROBRAS, through the capture of additional synergies.

2. Merger Proposal

On this date, PETROBRAS’s Board of Directors voted in favor of the Merger of UPB, approving the instrument called Protocol of Merger and Justification (the “Protocol”), entered into by the officers of PETROBRAS and UPB on February 29, 2008.

Moreover, the Board of Directors also approved the call notice for an Extraordinary General Meeting of PETROBRAS, whose purpose will be to resolve on the following matters: (a) approval of the Merger of UPB Participações S.A.; (b) approval of the Protocol of Merger and Justification; (c) ratification of the appointment of the specialized company in order to prepare an appraisal report; and (d) approval of the relevant appraisal report.

The meetings of shareholders to evaluate the merger proposal hereby informed shall be called pursuant to the applicable legal and statutory time frames.

In order to be implemented, the Merger shall also need to be submitted to PETROBRAS’s Fiscal Council, at the appropriate time, in accordance with the terms of item III of article 163 of Law no. 6,404/76.

3. Appraisal of UPB’s Shareholders’ Equity

Specialized Company and Appraisal Criterion. KPMG Auditores Independentes (“KPMG”), a company headquartered in the city and state of São Paulo, at Rua Dr. Renato Paes de Barros, no. 33, registered at the CNPJ/MF under no. 57.755.217/0001 -29 and at the CRC under no. 2SP014428/O-6, was hired with the purpose of preparing an Appraisal Report, evaluating the book value of UPB’s shareholders’ equity, using February 27, 2008 as the base date, and defining, as a result, the value of the shareholders’ equity to be transferred to PETROBRAS.

Appraiser Statement. KPMG declared that it does not have any direct or indirect conflict of interests impairing it to prepare said Appraisal Report and nor has it any knowledge of any action by the Company’s controlling shareholder or managers with the purpose of directing, limiting, hindering or practicing any acts that have or may have compromised access to, use of or knowledge of information, assets or documents of work methodologies relevant to the quality of its conclusions.

Merged Equity. In accordance with the report prepared by KPMG, the book value of UPB’s shareholders’ equity, to be transferred to PETROBRAS, amounts to three hundred twenty seven million, five hundred sixty six thousand, two hundred eighty eight reals and forty four centavos (R$327,566,288.44) . The appointment of KPMG will be submitted to the approval by PETROBRAS’s general meeting.

Equity Changes. The equity changes verified in the period between February 27, 2008 and the effective Merger shall remain recorded on the books of the merged company and will be absorbed by the merging company and transferred to the latter's books at their respective values on the effective date of the Merger, and the values adopted in the Protocol for carrying out the Merger transaction shall not be changed.

Absence of Audited Financial Statements and Share Exchange Ratio. Since UPB is currently a wholly-owned subsidiary of PETROBRAS, the provisions related to the requirement of preparing Audited Financial Statements, in accordance with the terms of article 12 of CVM Instruction no. 319/99, are not applicable. In addition, since the merger of UPB into PETROBRAS will not result in an increase of PETROBRAS’s capital stock – and, therefore, there is no share exchange ratio – the appraisal reports of the shareholders’ equity of UPB and PETROBRAS at market prices for calculating the share exchange ratio of non-controlling shareholders were not prepared. We are consulting CVM on the non-requirement of audited financial statements and of the appraisal report of the shareholders’ equity at market prices, within the scope of CVM Case (“Processo”) RJ 2008-1821.

4. Merger of UPB’s Assets into PETROBRAS

Equity Transfer. Through the merger of UPB, its entire equity will be transferred to PETROBRAS, and UPB will subsequently be liquidated.

Cancellation of Shares, Inexistence of an Increase in PETROBRAS’s Capital Stock, and Investment Substitution. For the purposes of the proposed merger, no shares of PETROBRAS shall be allocated to the shareholders of UPB, since PETROBRAS is the owner of all shares issued by UPB. As a result, the three hundred twenty seven million, five hundred sixty five thousand, four hundred fifty six (327,565,456) common shares issued by UPB will be cancelled, and the necessary adjustments and adaptations to PETROBRAS’s accounting records will be carried out. Since this is a merger of a wholly-owned subsidiary by its controlling company, there will be no cancellation or issuance of shares by PETROBRAS due to the merger. In addition, there will be no change in the value of its capital stock. As a result, after the merger, PETROBRAS’s capital stock and its By-laws will remain unchanged. The substitution of PETROBRAS’s interest in UPB by assets and liabilities included in UPB’s Balance Sheet will be carried out without any change to PETROBRAS’s shareholders’ equity.

Goodwill to be Amortized. The goodwill generated from the acquisition of the investment in the petrochemical assets of Grupo Ipiranga amounted to six hundred seventy million reals (R$670,000.00), based on the expectation of future results. With the merger of UPB, said goodwill will become deductible, by PETROBRAS, from the calculation basis of the Corporate Income Tax and the Social Contribution Tax at the ratio of 1/120th per month, in accordance with the terms of Brazil’s Federal Revenue Service’s Normative Instruction no. 11/99.

Winding Up of UPB and Succession by PETROBRAS. With the merger, UPB shall be liquidated and PETROBRAS shall become the universal successor to the former’s rights and duties.

No Minority Shareholders and No Right of Withdrawal. UPB does not have, and it shall not have, on the date of the Merger, minority shareholders, which is the reason why there is no right of withdrawal arising from the Merger, as well as reimbursement rights for the shares issued by UPB.

5. Regulatory Approvals
Regulatory Approvals. The merger of UPB into PETROBRAS was forwarded to be analyzed by Brazil’s Securities and Exchange Commission (“CVM”), which will timely voice its opinion on the matter.

6. Documents Available for Consultation
The Protocol, the Appraisal Report, as well as any other documents to be made available in compliance with the applicable legislation and rules were forwarded, on this date, to Brazil’s Securities and Exchange Commission (CVM) and to the São Paulo Stock Exchange (BOVESPA), and shall be available for examination and copy by the shareholders of PETROBRAS as from today at the headquarters of this company.

The Company will keep its shareholders and the market in general timely and adequately informed about any developments related to the merger operation up to its conclusion.

     Almir Guilherme Barbassa
CFO and Investor Relations Director

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS Investor Relations Department I
E-mail: petroinvest@petrobras.com.br /acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 05, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.